

UNITED STATES *NO ACT*
SECURITIES AND EXCHANGE COMMISSION Received SEC
WASHINGTON, D.C. 20549

MAR 0 3 2016

Washington, DC 20549

**DIVISION OF
CORPORATION FINANCE**

16004009

March 3, 2016

Kimberley S. Drexler
Cravath, Swaine & Moore LLP
kdrexler@cravath.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-3-16

Re: Public Service Enterprise Group Incorporated
         Incoming letter dated February 24, 2016

Dear Ms. Drexler:

This is in response to your letter dated February 24, 2016 concerning the
shareholder proposal submitted to PSEG by William Steiner. Copies of all of the
correspondence on which this response is based will be made available on our website at
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a
brief discussion of the Division's informal procedures regarding shareholder proposals is
also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
         *** FISMA & OMB Memorandum M-07-16 ***

March 3, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Public Service Enterprise Group Incorporated
    Incoming letter dated February 24, 2016

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that PSEG may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if PSEG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CRAVATH, SWAINE & MOORE LLP

JOHN W. WHITE
EVAN R. CHESLER
KRIS F. HEINZELMAN
ROGER D. TURNER
PHILIP A. GELSTON
RICHARD W. CLARY
JAMES D. COOPER
STEPHEN L GORDON
DANIEL L MOSLEY
ROBERT H. BARON
KEVIN J. GREHAN
C. ALLEN PARKER
SUSAN WEBSTER
DAVID MERCADO
ROWAN D. WILSON
CHRISTINE A. VARNEY
PETER T. BARBUR
SANDRA C. GOLDSTEIN
THOMAS G. RAFFERTY
MICHAEL S. GOLDMAN
RICHARD HALL
JULIE A. NORTH
ANDREW W. NEEDHAM
STEPHEN L BURNS
KEITH R. HUMMEL

DAVID J. KAPPOS
DANIEL SLIFKIN
ROBERT I. TOWNSEND, III
WILLIAM J. WHELAN, III
SCOTT A. BARSHAY
PHILIP J. BOECKMAN
ROGER G. BROOKS
WILLIAM V. FOGG
FAIZA J. SAEED
RICHARD J. STARK
THOMAS E. DUNN
MARK I. GREENE
DAVID R. MARRIOTT
MICHAEL A. PASKIN
ANDREW J. PITTS
MICHAEL T. REYNOLDS
ANTONY L RYAN
GEORGE E. ZOBITZ
GEORGE A. STEPHANAKIS
DARIN P. MCATEE
GARY A. BORNSTEIN
TIMOTHY G. CAMERON
KARIN A. DEMASI
LIZABETHANN R. EISEN
DAVID S. FINKELSTEIN

DAVID GREENWALD
RACHEL G. SKAISTIS
PAUL H. ZUMBRO
JOEL F. HEROLD
ERIC W. HILFERS
GEORGE F. SCHOEN
ERIK R. TAVZEL
CRAIG F. ARCELLA
TEENA-ANN V. SANKOORIKAL
ANDREW R. THOMPSON
DAMIEN R. ZOUBEK
LAUREN ANGELILLI
TATIANA LAPUSHCHIK
ERIC L SCHIELE
ALYSSA K. CAPLES
JENNIFER S. CONWAY
MINH VAN NGO
KEVIN J. ORSINI
MATTHEW MORREALE
JOHN D. BURETTA
J. WESLEY EARNHARDT
YONATAN EVEN
BENJAMIN GRUENSTEIN
JOSEPH D. ZAVAGLIA
STEPHEN M. KESSING

LAUREN A. MOSKOWITZ
DAVID J. PERKINS
JOHNNY G. SKUMPIJA
J. LEONARD TETI, II
D. SCOTT BENNETT
TING S. CHEN
CHRISTOPHER K. FARGO
KENNETH C. HALCOM
DAVID M. STUART
JONATHAN L DAVIS
AARON M. GRUBER
O. KEITH HALLAM, III
OMID H. NASAB
DAMARIS HERNÁNDEZ
JONATHAN J. KATZ

SPECIAL COUNSEL
SAMUEL C. BUTLER
GEORGE J. GILLESPIE, III

OF COUNSEL
MICHAEL L SCHLER

WORLDWIDE PLAZA
825 EIGHTH AVENUE
NEW YORK, NY 10019-7475

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WRITER'S DIRECT DIAL NUMBER
(212) 474-1434

WRITER'S EMAIL ADDRESS
kdrexler@cravath.com

February 24, 2016

Public Service Enterprise Group Incorporated
Shareholder Proposal of William Steiner
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client, Public Service Enterprise Group Incorporated, a New Jersey corporation ("PSEG" or the "Company"), we write to inform you of PSEG's intention, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to exclude from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") submitted by William Steiner (the "Proponent"). The Proposal is dated October 23, 2015, and was received by the Company on October 11, 2015. The Proposal is set forth below and the related correspondence is attached hereto as Exhibit A.

We respectfully request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8(i)(10), PSEG omits the Proposal from its 2016 Proxy Materials for the reasons set forth below. As discussed below, on February 12, 2016, the Staff determined that substantially identical shareholder proposals that had been submitted to fifteen other public companies could be excluded from those companies' proxy statement pursuant to Rule 14a-8(i)(10) because those companies had substantially implemented the proposals. See *Alaska Air Group, Inc.* (Feb. 12, 2016), *Baxter International Inc.* (Feb. 12, 2016), *Capital One Financial Corporation* (Feb. 12, 2016), *Cognizant Technology Solutions Corporation* (Feb. 12, 2016), *General Dynamics Corporation* (Feb. 12, 2016), *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016), *Illinois Tool Works, Inc.* (Feb. 12, 2016), *Northrop Grumman Corporation* (Feb. 12, 2016), *PPG Industries, Inc.* (Feb. 12, 2016), *Science Applications International Corporation* (Feb. 12, 2016), *Target Corporation* (Feb. 12, 2016), *The Dun & Bradstreet Corporation* (Feb. 12, 2016), *Time Warner, Inc.* (Feb. 12,

2016), *UnitedHealth Group, Inc.* (Feb. 12, 2016) and *The Western Union Company* (Feb. 12, 2016) (together, the "Proxy Access Proposal No-Action Letters").

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we have submitted this letter and its attachments to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, as requested by the Proponent, to his representative, Mr. John Chevedden, as notification of the Company's intention to omit the Proposal from the 2016 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of PSEG pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proponent requests that the following matter be submitted to a vote of the shareholders at PSEG's next Annual Meeting of Shareholders:

"Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

The Security and Exchange Commission's universal proxy access Rule 14a-11 was unfortunately vacated by 2011 a court decision. Therefore, proxy access rights must be established on a company-by-company basis.

Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule)*, a cost benefit analysis by the CFA Institute (Chartered Financial Analyst), found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Please vote to enhance shareholder value:
Vote for Shareholder Proxy Access - Proposal [4]"

II. Grounds for Omission

PSEG believes that it may properly omit the Proposal from the 2016 Proxy Materials under Rule 14a-8(i)(10), which provides that a shareholder proposal may be excluded from proxy materials if "the company has already substantially implemented the proposal." We respectfully request that the Staff concur with our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the proposal through the adoption by its Board of Directors (the "Board") on December 15, 2015, of an amendment to PSEG's By-Laws providing for the ability of certain stockholders of the Company to nominate director candidates at an annual meeting of stockholders, and to include such nominees in the Company's proxy materials for such annual meeting (the "PSEG Proxy Access By-Law"). The By-Laws of Public Service Enterprise Group Incorporated, as so amended and as in effect December 15, 2015 (the "By-Laws"), which include the PSEG Proxy Access By-Law in Article I, Section 1(e) ("Inclusion of stockholder director nominations in the corporation's proxy materials"), are attached to this letter as Exhibit B. The Company disclosed the adoption of the amendment to the By-Laws in a Current Report on Form 8-K filed on December 16, 2015.

A. Background on Rule 14a-8(i)(10)

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., The Dow Chemical Co.* (Mar. 5, 2008) (concurring in the exclusion of a proposal that requested a "global warming report" that discussed how the Company's efforts to ameliorate climate change may have affected the global climate when the Company had already made various statements about its efforts related to climate change, which were scattered throughout various corporate documents and disclosures).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018, at n.30 and accompanying text (May 21, 1998). *See, e.g., Hewlett-Packard Co.* (Steiner) (Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed by-law amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exelon Corp.* (Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Johnson & Johnson* (Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented when the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (Mar. 29, 1999) (concurring in the exclusion of a proposal seeking specific criteria for the company's outside directors after the company had adopted a version of the proposal that included modification and clarifications). The Staff has further explained that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991).

In the Proxy Access Proposal No-Action Letters, the Staff has addressed substantial implementation in the proxy access context. Companies were found to have substantially implemented proposals calling for proxy access by-laws where the company had adopted a by-law which included the stock ownership amount and length of ownership threshold called for by the proposal, even where there were other slight differences. *See, e.g., Alaska Air Group, Inc.* (Feb. 12, 2016), *Baxter International Inc.* (Feb. 12, 2016), *Capital One Financial Corporation* (Feb. 12, 2016), *Cognizant Technology Solutions Corporation* (Feb. 12, 2016), *General Dynamics Corporation* (Feb. 12, 2016), *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016), *Illinois Tool Works, Inc.* (Feb. 12, 2016), *Northrop Grumman Corporation* (Feb. 12, 2016), *PPG Industries, Inc.* (Feb. 12, 2016), *Science Applications International Corporation* (Feb. 12, 2016), *Target Corporation* (Feb. 12, 2016), *The Dun & Bradstreet Corporation* (Feb. 12, 2016), *Time Warner, Inc.* (Feb. 12, 2016), *UnitedHealth Group, Inc.* (Feb. 12, 2016) and *The Western Union Company* (Feb. 12, 2016). Where the thresholds for stock ownership and length of ownership were the same as requested in the proposal, for example, differences in the maximum number of proxy access nominees have been permitted. *See General Dynamics Corporation* (Feb. 12, 2016) (concurring that a proxy access proposal had been substantially implemented where the proposal called for a maximum number of proxy access nominees of the greater of two or 25% or of the board seats, but the company by-law provided a maximum number of nominees of the largest whole number below 20% of the board seats). Additionally, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a proposal explicitly calls for an unrestricted number of shareholders to be

permitted to form a group but the company by-law has set a cap on the size of the group. *See, e.g., Alaska Air Group, Inc.* (Feb. 12, 2016), *Baxter International Inc.* (Feb. 12, 2016), and *Capital One Financial Corporation* (Feb. 12, 2016). As explained below, the PSEG Proxy Access By-Law compares favorably to the aforementioned examples where the Staff has permitted exclusion under Rule 14a-8(i)(10).

B. The Board's Adoption of the PSEG Proxy Access By-Law Substantially Implements the Proposal

On December 15, 2015, the Board adopted the PSEG Proxy Access By-Law, substantially implementing the Proposal. The PSEG Proxy Access By-Law already adopted by the Company implements each element of the Proposal in the manner described in the chart below:

Requirement to Include Shareholder Nominee Information in Proxy Materials	
The Proposal:	**The PSEG Proxy Access By-Law:**
"Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the Nominator) that meets the criteria established below."	*Article I, Section 1(e) provides:* "The corporation shall include in its proxy statement for an annual meeting of stockholders the name, together with the Required Information (as defined below), of any person nominated for election ("Stockholder Nominee") in a timely notice, as set forth below, delivered by one or more stockholders who at the time of the request is delivered satisfy the ownership and other requirements of this Section 1(e)." **The Company has fully implemented the terms requested by the Proposal.**
Number of Permitted Proxy Access Nominees	
The Proposal:	**The PSEG Proxy Access By-Law:**
"The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater."	*Article I, Section 1(e)(2) provides:* "The number of Stockholder Nominees...appearing in the corporation's proxy materials with respect to a meeting of stockholders shall not exceed 25% of the number of directors in office as of the last day on which notice of a nomination may be delivered pursuant to this Section 1(e), or if such amount is not a whole number,

the closest whole number below 25%."

Although the limit on shareholder nominated candidates differs slightly between the Proposal and the By-laws, the difference is immaterial. The Board currently consists of eleven directors, and consequently both the Proposal and the Bylaws would allow the nomination of up to two candidates through proxy access. Since 2011, the size of the Board has been between nine and eleven directors. As a result, if proxy access had been in place in the past five years, both the Proposal and the By-Laws would still have both allowed the nomination of only up to two candidates through proxy access.

Differences in the number of shareholder nominees are permitted, even where the maximum number of nominees is lower than requested by a proposal. *See, e.g., General Dynamics* (Feb. 12, 2016) (concurring that a proxy access proposal had been substantially implemented where the proposal called for a maximum number of proxy access nominees of the greater of two or 25%, but the company by-law provided a maximum number of nominees of the largest whole number below 20%). *See also Alaska Air Group, Inc.* (Feb. 12, 2016), *Baxter International Inc.* (Feb. 12, 2016), and *Capital One Financial Corporation* (Feb. 12, 2016) (each concurring that a proxy access proposal had been substantially implemented where the proposal called for a maximum number of proxy access nominees of the greater of two or 25%, but the Company by-law provided for no more proxy access nominees than the greater of two or 20%).

The Company has substantially implemented the terms requested by the Proposal.

Ownership Threshold and Holding Period	
The Proposal:	**The PSEG Proxy Access By-Law:**
The nominating shareholder(s) must "have beneficially owned 3% or more of the Company's outstanding common stock...continuously for at least three years before submitting the nomination;"	*Article I, Section 1(e)(3) provides:* "An Eligible Stockholder must have owned (as defined below) 3% or more of the corporation's outstanding Common Stock continuously for at least three years as of both the date the written notice of the nomination is delivered to and received by the corporation in accordance with this Section 1(e) and the record date for determining stockholders entitled to vote at the meeting and must continue to own the Required Shares through the meeting date." "Eligible Stockholder" is defined in Section 1(e) as one or more stockholders who deliver timely notice of a Stockholder Nominee (as defined below) and at the time of delivering such request satisfy the ownership and other requirements of Section 1(e). **The Company has fully implemented the terms requested by the Proposal.**
Stock Loaned by Stockholder Expressly Included as "Owned"	
The Proposal:	**The PSEG Proxy Access By-Law:**
Beneficial ownership of the Company's outstanding common stock includes "recallable loaned stock".	*Article I, Section 1(e)(4) provides:* "A stockholder's ownership of shares that otherwise satisfies the requirements under this Section 1(e) shall be deemed to continue during any period in which the stockholder has...loaned such shares, provided that such stockholder has the power to recall such loaned shares on three business days' notice...". The Staff has concurred with exclusion based on substantial implementation where a proposal called for recallable loaned stock to be included in the ownership

	calculation and the company by-law limited that definition to stock which was recallable within three business days. *See, e.g., Alaska Air Group, Inc.* (Feb. 12, 2016), *Baxter International Inc.* (Feb. 12, 2016), *Capital One Financial Corporation* (Feb. 12, 2016). **The Company has substantially implemented the terms requested by the Proposal.**
Written Notice of Nominating Stockholder	
The Proposal: The nominating shareholder(s) must "give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the [nominating shareholder(s)], including proof it owns the required shares."	**The PSEG Proxy Access By-Law:** *Article I, Section 1(e)(3) includes information an Eligible Shareholder must provide the Company, including, among other things:* "(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that...the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares...(ii) the written consent of each Stockholder Nominee to be named in the proxy statement as a nominee and to serve as a director if elected...". Article I, Section 1(e)(1) of the By-Laws requires additional information to be provided as described in the Proposal. **The Company has fully implemented the terms requested by the Proposal.**
Nominating Stockholder Certifications	
The Proposal: The nominating shareholder(s) must "certify that (i) it will assume liability stemming from any legal or regulatory	**The PSEG Proxy Access By-Law:** *Article I, Section 1(e)(3) provides:* An Eligible Shareholder must provide "an

violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company."	undertaking that the Eligible Stockholder agrees to (a) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the corporation's stockholders or out of the information that the Eligible Stockholder provided to the corporation, (b) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 1(e), and (c) comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the meeting" as well as "a representation that the Eligible Stockholder (including each member of any group of stockholders that together is an Eligible Stockholder hereunder)...acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent". **The Company has fully implemented the terms requested by the Proposal.**
Supporting Statement	
The Proposal: "The [nominating shareholder(s)] may submit with the Disclosure a statement not exceeding 500 words in support of the nominee."	**The PSEG Proxy Access By-Law:** *Article I, Section 1(e)(5) provides:* "The Eligible Stockholder may provide to the Secretary, within the notice period specified above, a written statement for inclusion in the corporation's proxy statement for the meeting, not to exceed 500 words, in support of the Stockholder

	Nominee's candidacy." **The Company has fully implemented the terms requested by the Proposal.**
Procedure for Resolution of Disputes	
The Proposal: "The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit."	**The PSEG Proxy Access By-Law:** *Article I, Section 1(e)(7) provides that the Company's Board will have the power and authority to interpret the proxy access provision:* "Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding at the meeting shall declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the corporation, if (i) the Stockholder Nominee(s) and/or the applicable Eligible Stockholder shall have breached its or their obligations, agreements or representations under this Section 1(e), as determined by the Board of Directors or the person presiding at the meeting." The Staff has concurred in exclusion based on substantial implementation of a similar proposal even when no dispute resolution provision was included at all. *See The Western Union Company* (Feb. 12, 2016) (concurring in exclusion where there were "no processes in the Company Form for the resolution of disputes," in spite of a request to include such processes by the proposal). *Article I, Section 1(e)(2) provides:* "In the event that the number of Stockholder Nominees submitted pursuant to this Section 1(e) exceeds this maximum number, each Eligible Stockholder shall select one Stockholder Nominee for

	inclusion in the corporation's proxy materials until the maximum number is reached, going in the order of the number (largest to smallest) of shares of the corporation's Common Stock that each Eligible Stockholder owns as disclosed in the written notice of the nomination submitted to the corporation. If the maximum number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the maximum number is reached."
	The Company has substantially implemented the terms requested by the Proposal.
Other restrictions	
The Proposal: "No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations."	The PSEG Proxy Access By-Law imposes certain additional requirements for proxy access nominees that do not apply to other director nominations, but any such additional restrictions do not result in any meaningful limitation on the pool of eligible candidates. These restrictions include, for example, that such candidates be independent under the independence standards for directors adopted by the Board and that such candidates not be a named subject of a pending criminal proceeding. While the By-Laws do not explicitly impose these qualifications on other director candidates nominated by the Board, those candidates undergo a thorough evaluation by the Board in advance of nomination. The Staff has concurred with exclusion of a proposal where similar, additional restrictions have been placed on proxy access nominees. *See, e.g., Baxter International Inc.* (Feb. 12, 2016)

	(concurring in exclusion where the company's "Proxy Access Bylaw imposes certain additional requirements on proxy access nominees that do not apply to other director nominations", including standards about independence and criminal backgrounds, where the proposal specifically requested that no additional requirements be imposed). **The Company has substantially implemented the terms requested by the Proposal.**

As demonstrated in the above chart, the PSEG Proxy Access By-Law provisions satisfy the Proposal's essential objectives in spite of certain minor distinctions. The provisions of the PSEG Proxy Access By-Law, while not absolutely identical to those called for by the Proposal, are extremely similar to provisions in the Proxy Access Proposal No-Action Letters discussed above, in both their similarities to and differences from the Proposal. In fact, in several key ways, the PSEG Proxy Access By-Law provisions are closer to the Proposal than the by-law provisions adopted by some of the other companies who also received the same proposal from the Proponent and for which the Staff has granted no action relief to exclude the proposal from those companies' proxy statements on the ground that the proposal has been substantially implemented.

Conclusion

Based on the foregoing, we hereby respectfully request confirmation that the Staff will not recommend enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2016 Proxy Materials. If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that PSEG may omit the Proposal from its 2016 Proxy Materials, please contact me at (212) 474-1434.

I would appreciate your sending any written response via email to me at kdrexler@cravath.com as well as to PSEG, attention of Michael K. Hyun, Corporate Secretary and Associate General Counsel, at michael.hyun@pseg.com.

Very truly yours,

/s/ Kimberley S. Drexler
Kimberley S. Drexler

Office of Chief Counsel
    Division of Corporation Finance
        Securities and Exchange Commission
            100 F Street, NE
                Washington, DC 20549

VIA EMAIL: shareholderproposals@sec.gov

Encls.

Copy w/encls. to:

Michael K. Hyun
    Corporate Secretary and Associate General Counsel
        Public Service Enterprise Group Incorporated
            80 Park Plaza
                Newark, NJ 07102

VIA EMAIL: michael.hyun@pseg.com

William Steiner

FISMA & OMB MEMORANDUN M-07-16

VIA FEDERAL EXPRESS

Mr. John Chevedden

FISMA & OMB MEMORANDUN M-07-16

VIA EMAIL:***FISMA & OMB MEMORANDUN M-07-16***
VIA FEDERAL EXPRESS

EXHIBIT A

William Steiner

Ms. M. Courtney McCormick
Corporate Secretary
Public Service Enterprise Group Incorporated (PEG)
80 Park Plz
Newark, NJ 07101
Phone: 973 430-7000
Fax: 973.642.5033

Dear Ms. McCormick,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUN M-07-16***

Sincerely,

William Steiner   10/11/15
                                                         Date

cc: Melody A. Simpson <Melody.Simpson@pseg.com>

Proposal [4] – Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

The Security and Exchange Commission's universal proxy access Rule 14a-11 was unfortunately vacated by 2011 a court decision. Therefore, proxy access rights must be established on a company-by-company basis.

Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*), a cost-benefit analysis by the CFA Institute (Chartered Financial Analyst), found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:

William Steiner,   ***FISMA & OMB MEMORANDUN M-07-16***   sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB MEMORANDUN M-07-16

EXHIBIT B

BY-LAWS

OF

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

_____

As in effect

December 15, 2015

BY-LAWS
OF
PUBLIC SERVICE ENTERPRISE GROUP
INCORPORATED

ARTICLE I.

DIRECTORS.

SECTION 1. (a) Number, election and terms. Except as otherwise fixed by or pursuant to the provisions of Article 3 of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of the directors of the corporation shall be fixed from time to time by the Board of Directors but shall not be less than 3 nor more than 16. The directors, other than those who may be elected by the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, shall hold office for a term expiring at the next annual meeting of the stockholders of the corporation or until their respective successors are elected and qualified; provided, however, that directors elected to terms expiring at the 2010 annual meeting of stockholders shall continue to hold office until their respective successors are elected and qualified. As used in these By-Laws, the term "entire Board" means the total number of directors which the corporation would have if there were no vacancies.

(b) Stockholder nomination of director candidates. Advance notice of stockholder nominations for election of directors shall be given in the manner provided in Article IX, Section 9 of these By-Laws.

(c) Newly created directorships and vacancies. Except as otherwise provided for or fixed by or pursuant to the provisions of Article 3 of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office until the next succeeding annual meeting of stockholders and until such director's successor shall have been elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(d) Removal and Suspension. Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed from office without cause only by the affirmative vote of the holders of 80% of the combined voting power of the then outstanding

shares of stock entitled to vote generally in the election of directors, voting together as a single class. The Board of Directors, by the affirmative vote of a majority of the directors in office, may remove a director or directors for cause where, in the judgment of such majority, the continuation of the director or directors in office would be harmful to the corporation and may suspend the director or directors for a reasonable period pending final determination that cause exists for such removal.

(e) Inclusion of stockholder director nominations in the corporation's proxy materials. The corporation shall include in its proxy statement for an annual meeting of stockholders the name, together with the Required Information (as defined below), of any person nominated for election ("Stockholder Nominee") in a timely notice, as set forth below, delivered by one or more stockholders who at the time of the request is delivered satisfy the ownership and other requirements of this Section 1(e) (such stockholder or stockholders, the "Eligible Stockholder"), and who expressly elect at the time of providing such written notice to have its nominee included in the corporation's proxy materials. To be timely, a stockholder's proxy access notice, which shall include the Required Information, must be delivered to and received by the Secretary no earlier than 150 days and no later than 120 days prior to the anniversary of the mailing date of the corporation's proxy statement in the prior year.

(1) For purposes of this Section 1(e), the "Required Information" that the corporation will include in its proxy statement is (i) information concerning the Stockholder Nominee and the Eligible Stockholder that, as determined by the corporation, is required to be disclosed in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission ("SEC"), (ii) if the Eligible Stockholder so elects, a Statement (as defined below), and (iii) any direct or indirect compensation and other monetary arrangement and understandings between the Stockholder Nominee and Eligible Stockholder related thereto. The corporation may in its sole discretion solicit against, and include in the proxy statement its own statement or other information relating to, any Eligible Stockholder and/or Stockholder Nominee, including any information provided to the corporation with respect to the foregoing.

(2) The number of Stockholder Nominees (including Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the corporation's proxy materials pursuant to this Section 1(e) but either are subsequently withdrawn or that the Board of Directors decides to nominate) appearing in the corporation's proxy materials with respect to a meeting of stockholders shall not exceed 25% of the number of directors in office as of the last day on which notice of a nomination may be delivered pursuant to this Section 1(e), or if such amount is not a whole number, the closest whole number below 25%. In the event that the number of Stockholder Nominees submitted pursuant to this Section 1(e) exceeds this maximum number, each Eligible Stockholder shall select one Stockholder Nominee for inclusion in the corporation's proxy materials until the maximum number is reached, going in the order of the number (largest to smallest) of shares of the corporation's Common Stock that each Eligible Stockholder owns as disclosed in the written notice of the nomination submitted to the corporation. If the maximum number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the maximum number is reached.

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(3) An Eligible Stockholder must have owned (as defined below) 3% or more of the corporation's outstanding Common Stock continuously for at least three years (the "Required Shares") as of both the date the written notice of the nomination is delivered to and received by the corporation in accordance with this Section 1(e) and the record date for determining stockholders entitled to vote at the meeting and must continue to own the Required Shares through the meeting date. For purposes of satisfying the foregoing ownership requirement, (i) the shares of Common Stock owned by one or more stockholders, or by the person or persons who own shares of the corporation's Common Stock and on whose behalf any stockholder is acting, may be aggregated, provided that the number of stockholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed twenty, and (ii) a group of funds under common management and investment control shall be treated as one stockholder or person for this purpose. Within the time period specified in this Section 1(e) for providing notice of a nomination, an Eligible Stockholder must provide the following information in writing to the Secretary: (i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the written notice of the nomination is delivered to and received by the corporation, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder's agreement to provide, within five business days after the record date for the meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date, (ii) the written consent of each Stockholder Nominee to be named in the proxy statement as a nominee and to serve as a director if elected, and such consent shall include an affirmative representation that the Stockholder Nominee will comply with all of the corporation's policies and guidelines applicable to directors, including the confidentiality provision of the Standards of Integrity, which prohibits the disclosure of the corporation's confidential information, (iii) a copy of the Schedule 14N that has been filed with the SEC as required by Rule 14a-18 under the Securities Exchange Act of 1934, as may be amended ("Exchange Act"), (iv) a statement as to whether the Stockholder Nominee (a) is an officer or director of a public utility as defined in Section 305 of the Federal Power Act of 1935, as may be amended and (b) has any relationship, or any immediate family member has any relationship, with (x) the firm selected by the company to serve as its independent auditor and (y) the firm selected by the Board to serve as its independent compensation consultant, (v) a representation that the Eligible Stockholder (including each member of any group of stockholders that together is an Eligible Stockholder hereunder) (a) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent, (b) has not nominated and will not nominate for election to the Board of Directors at the meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 1(e), (c) has not engaged and will not engage in, and has not and will not be, a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under

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the Exchange Act in support of the election of any individual as a director at the meeting other than its Stockholder Nominee or a nominee nominated by the Board, (d) will not distribute to any stockholder any form of proxy for the meeting other than the form distributed by the corporation, (e) intends to continue to own the Required Shares through the date of the meeting, and (f) will provide facts, statements and other information in all communications with the corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, (vi) a description of the amount and terms of any direct or indirect compensation and other monetary arrangement and understandings between the Stockholder Nominee and Eligible Stockholder related to the proxy access nomination, (vii) an undertaking that the Eligible Stockholder agrees to (a) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the corporation's stockholders or out of the information that the Eligible Stockholder provided to the corporation, (b) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 1(e), and (c) comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the meeting, and (viii) an undertaking that the Stockholder Nominee will complete a directors and officers questionnaire at the time such questionnaire is distributed to the nominees nominated by the Board and will provide such other information as may be reasonably requested by the Board in order to assess the compliance by the Stockholder Nominee with the requirements and conditions for inclusion of the Stockholder Nominee's name in its proxy materials. The inspector of elections shall not give effect to the Eligible Stockholder's votes with respect to the election of directors if the Eligible Stockholder does not comply with each of the representations noted above.

(4) For purposes of this Section 1(e), an Eligible Stockholder shall be deemed to "own" only those outstanding shares of the corporation's Common Stock as to which the stockholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (a) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (b) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell or (c) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the corporation's Common Stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such stockholder's or affiliate's full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to

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any degree gain or loss arising from the full economic ownership of such shares by such stockholder or affiliate. A stockholder shall "own" shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A stockholder's ownership of shares that otherwise satisfies the requirements under this Section 1(e) shall be deemed to continue during any period in which the stockholder has (i) delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the stockholder, (ii) loaned such shares, provided that such stockholder has the power to recall such loaned shares on three business days' notice; or (iii) delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by such stockholder. Whether outstanding shares of the corporation's Common Stock are "owned" for these purposes shall be determined by the Board of Directors, which determination shall be conclusive and binding on the corporation and its stockholders. For purposes of this Section 1(e), the term "affiliate" shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act.

(5) The Eligible Stockholder may provide to the Secretary, within the notice period specified above, a written statement for inclusion in the corporation's proxy statement for the meeting, not to exceed 500 words, in support of the Stockholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Section 1(e), the corporation may omit from its proxy materials any information or Statement that it believes would violate any applicable law, rule, regulation or listing standard.

(6) The corporation shall not be required to include, pursuant to this Section 1(e), a Stockholder Nominee in its proxy materials (i) for any meeting for which the Secretary receives a notice that the Eligible Stockholder does not expressly elect at the time of providing the notice to have its nominee included in the corporation's proxy materials pursuant to this Section 1(e), (ii) if the Eligible Stockholder who has nominated such Stockholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Stockholder Nominee(s) or a nominee nominated by the Board, (iii) who is not independent under the independence standards for directors adopted by the Board, (iv) whose election as a member of the Board of Directors would cause the corporation to be in violation of these By-Laws, the corporation's certificate of incorporation, the listing standards of the principal exchange upon which the corporation's Common Stock is traded, or any applicable state or federal law, rule or regulation, (v) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (vi) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years, (vii) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (viii) if such Stockholder Nominee or the applicable Eligible Stockholder shall have provided information to the corporation in respect to such nomination that was untrue in any

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material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, as determined by the Board of Directors, or (ix) if the Eligible Stockholder or applicable Stockholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Stockholder or Stockholder Nominee or fails to comply with its obligations pursuant to this Section 1(e).

(7) Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding at the meeting shall declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the corporation, if (i) the Stockholder Nominee(s) and/or the applicable Eligible Stockholder shall have breached its or their obligations, agreements or representations under this Section 1(e), as determined by the Board of Directors or the person presiding at the meeting, or (ii) the Eligible Stockholder (or a qualified representative thereof) does not appear at the meeting to present any nomination pursuant to this Section 1(e).

(8) The Eligible Stockholder (including any person who owns shares that constitute part of the Eligible Stockholder's ownership for purposes of satisfying the requirements of this Section 1(e)) shall file with the SEC any solicitation or other communication with the corporation's stockholders relating to the meeting at which the Stockholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act.

(9) No person may be a member of more than one group of persons constituting an Eligible Stockholder under this Section 1(e).

SECTION 2. The Board of Directors, by the affirmative vote of a majority of directors in office and irrespective of any personal interest of any of them, may establish reasonable compensation of directors for services to the corporation as directors, officers, or otherwise.

SECTION 3. Except as provided in Section 1 of Article I of these By-Laws and in this paragraph, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present; provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. A majority of votes cast means that the number of shares cast "for" a director's election exceeds the number of votes cast "against" that director. The following shall not be votes cast: (i) a share which is marked as withheld; (ii) a share otherwise present at the meeting but for which there is an abstention; and (iii) a share otherwise present at the meeting as to which a shareholder gives no authority or direction.

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ARTICLE II.

OFFICERS.

SECTION 1. The elective officers of the corporation shall include a President, one or more Vice Presidents, a Secretary, one or more Assistant Secretaries, a Treasurer, and one or more Assistant Treasurers, and may also include a Chairman of the Board, one or more Senior Executive Vice Presidents, one or more Executive Vice Presidents, and one or more Senior Vice Presidents. The Chairman of the Board and the President shall be members of the Board of Directors. All elective officers of the corporation shall be elected by the Board of Directors at the first meeting thereof after the annual election of directors. The Board of Directors shall also have power, at any time, to elect additional Senior Executive Vice Presidents, Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Secretaries, and Assistant Treasurers. The Board of Directors may appoint such other officers as it shall from time to time deem necessary, who shall have such powers and perform such duties as may be assigned to them by the Board of Directors, the Executive Committee, or the person exercising the authority of the chief executive officer of the corporation. Any two or more offices may be held by the same person.

The Board of Directors shall have the power to fill any vacancy in any existing office or to fill any newly created office, at any time.

The Chairman of the Board, the President, each Senior Executive Vice President, each Executive Vice President, each Senior Vice President, and each Vice President, severally, shall have the power to sign deeds, contracts, and other instruments. Each elective officer shall have such powers and perform such duties as may be assigned to him by the Board of Directors, the Executive Committee, or the chief executive officer, in addition to any powers and duties that are assigned to him specifically by these By-Laws.

The term of office of each officer shall be from the time of his or her election or appointment and qualification until the first meeting of the Board of Directors after the last annual election of Directors, or such other term of office as shall be provided in the resolution of election or appointment, and until the election or appointment and qualification of his or her successor, subject to earlier termination by removal or resignation.

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ARTICLE III.

CHAIRMAN OF THE BOARD; PRESIDENT;
SENIOR EXECUTIVE VICE PRESIDENTS;
EXECUTIVE VICE PRESIDENTS; SENIOR VICE PRESIDENTS.

SECTION 1. If there be a Chairman of the Board, he shall preside at all meetings of the stockholders and of the Board of Directors, and shall have such other powers and perform such other duties as may be assigned to him by the Board of Directors or the Executive Committee.

SECTION 2. If there be a Chairman of the Board, the Board of Directors shall designate either the Chairman of the Board or the President as the chief executive officer of the corporation with plenary powers of supervision and direction of the business and affairs of the corporation, unless such offices are occupied by the same person. If there be no Chairman of the Board, the President shall be the chief executive officer.

SECTION 3. If there be a Chairman of the Board and if he be designated as the chief executive officer of the corporation, the President shall have charge of the coordination and supervision of all matters of operation of the corporation. In the absence of the Chairman of the Board, the President shall have the powers and perform the duties of the Chairman of the Board.

SECTION 4. The Senior Executive Vice Presidents, severally, in the order designated by the Chief Executive Officer, shall, in the absence of the President, have the powers and perform the duties of the President, and if there be a Chairman of the Board, they shall, in the absence of the Chairman of the Board and the President, have the powers and perform the duties of the Chairman of the Board.

SECTION 5. The Executive Vice Presidents, severally, in the order designated by the chief executive officer, shall, in the absence of the President and the Senior Executive Vice Presidents, have the powers and perform the duties of the President, and if there be a Chairman of the Board, they shall, in the absence of the Chairman of the Board and the President, have the powers and perform the duties of the Chairman of the Board.

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SECTION 6. The Senior Vice Presidents, severally, in the order designated by the chief executive officer, shall, in the absence of the President, the Senior Executive Vice Presidents and the Executive Vice Presidents, have the powers and perform the duties of the President, and if there be a Chairman of the Board, they shall, in the absence of the Chairman of the Board, the President, the Senior Executive Vice Presidents and the Executive Vice Presidents, have the powers and perform the duties of the Chairman of the Board.

ARTICLE IV.

VICE PRESIDENTS.

SECTION 1. The Vice Presidents, severally, in the order designated by the chief executive officer, shall, in the absence of the President, the Senior Executive Vice Presidents, the Executive Vice Presidents and the Senior Vice Presidents, have the powers and perform the duties of the President, and if there be a Chairman of the Board, they shall, in the absence of the Chairman of the Board, the President, the Senior Executive Vice Presidents, the Executive Vice Presidents and the Senior Vice Presidents, have the powers and perform the duties of the Chairman of the Board.

ARTICLE V.

SECRETARY.

SECTION 1. The Secretary shall keep minutes of all meetings of the stockholders of the Board of Directors and of the Executive Committee, and shall give all notices of meetings of the stockholders, of the Board of Directors, and of the Executive Committee. He shall have custody of all deeds, contracts, and other instruments, documents, and records, except as otherwise provided in these By-Laws, or by the Board of Directors, and shall attend to such correspondence of the corporation as the Board of Directors or the chief executive officer shall direct. He shall be the custodian of the seal of the corporation and shall affix it to any instrument requiring the same, except as otherwise provided herein or by the Board of Directors.

ARTICLE VI.

ASSISTANT SECRETARIES.

SECTION 1. Each Assistant Secretary shall have such powers and shall perform such duties as may be assigned to him by the Secretary. In the absence of the Secretary, the Assistant Secretaries, in the order designated by the Secretary, shall have the powers and perform the duties of the Secretary.

ARTICLE VII.

TREASURER.

SECTION 1. The Treasurer shall have charge of all receipts and disbursements of the corporation and shall be the custodian of the corporation's funds. He shall have full authority to receive and give receipts for all moneys due and payable to the corporation from any source whatever, and to endorse or cause to be endorsed checks, drafts, warrants, and other instruments for the payment of money in its name and on its behalf, and full discharge for the

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same to give. The funds of the corporation shall be deposited in its name in such depositaries as may be designated from time to time by the Board of Directors or by the Treasurer if the Board of Directors shall authorize him to do so. All checks, drafts, and other instruments for the payment of money, and all notes and other evidences of indebtedness, issued in the name of the corporation, shall be signed by such officer or officers, employee or employees, agent or agents, of the corporation, and in such manner, including the use of facsimile signatures, as shall be determined from time to time by the Board of Directors, or by the Treasurer if the Board of Directors shall authorize him to make such determination. A report of the financial condition of the corporation shall be made by the Treasurer whenever requested by the chief executive officer. If required by the Board of Directors, he shall give bond for the faithful performance of his duties, in such sum and with such surety or sureties as the Board of Directors may determine.

ARTICLE VIII.

ASSISTANT TREASURERS.

SECTION 1. Each Assistant Treasurer shall have such powers and shall perform such duties as may be assigned to him by the Treasurer. In the absence of the Treasurer, the Assistant Treasurers, in the order designated by the Treasurer, shall have the powers and perform the duties of the Treasurer.

ARTICLE IX

MEETINGS.

SECTION 1. The meetings of the Stockholders shall, unless otherwise provided by law, be held at such place, within or without the State of New Jersey, as may be fixed by the Board of Directors and stated in the notice of the meeting.

Each annual meeting of the stockholders for the election of the class of directors for the ensuing year, and for the transaction of such other business as may be brought before the meeting, shall be held at such time, not more than 13 months after the last annual meeting, as may be fixed by the Board of Directors.

SECTION 2. Except as herein or in the Certificate of Incorporation expressly provided to the contrary or as otherwise required by law or except as otherwise fixed by or pursuant to the provisions of Article 3 of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, all voting rights in the corporation shall be vested exclusively in the holders of Common Stock.

Except as herein or in the Certificate of Incorporation expressly provided to the contrary or as otherwise required by law or except as otherwise fixed by or pursuant to the provisions of Article 3 of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, at all meetings of stockholders the holders of Common Stock shall be entitled to cast one vote for each share of Common Stock held.

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SECTION 3. Every stockholder entitled to vote at a meeting of stockholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. No proxy shall be valid after 11 months from the date of its execution, unless a longer time is expressly provided therein, but in no event shall a proxy be valid after three years from the date of execution. A proxy shall not be revoked by the death or incapacity of the stockholder but shall continue in force until revoked by the personal representative or guardian of the stockholder. The presence at any meeting of any stockholder who has given a proxy shall not revoke such proxy unless the stockholder shall file written notice of such revocation with the secretary of the meeting prior to the voting of such proxy.

A person named in a proxy as the attorney or agent of a stockholder may, if the proxy so provides, substitute another person to act in his place, including any other person named as an attorney or agent in the same proxy. The substitution shall not be effective until an instrument effecting it is filed with the Secretary.

SECTION 4. All elections for directors shall be by ballot, and the polls at every such election shall remain open so long as may be reasonably necessary to permit all stockholders entitled to vote at such meeting, present in person or by proxy, to cast their votes.

SECTION 5. Special meetings of the stockholders may be called at any time by the Board of Directors or by the chief executive officer or upon the written request of the holders of the capital stock entitled to cast a majority of votes thereat.

Except as otherwise provided by law, and unless waived, written notice of the time, place and purposes of every meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting, to each stockholder of record entitled to vote at the meeting, either personally or by mailing a notice to him at his last post office address appearing on the books of the corporation.

SECTION 6. At any meeting of the stockholders the holders of stock entitled to cast a majority of the votes at the meeting, present in person or represented by proxy, shall constitute a quorum of the stockholders for all purposes unless the representation of a larger number shall be required by law, and in that case the representation of the number so required shall constitute a quorum.

If the holders of the amount of stock necessary to constitute a quorum shall fail to attend in person or by proxy at the time and place and fixed for any meeting of stockholders, the meeting may be adjourned from time to time by the vote of a majority of the votes cast by the holders of stock present in person or represented by proxy at such meeting, without notice other than by announcement at the meeting, and at any such adjourned meeting held more than one week after such time the holders of stock entitled to cast 40% of the votes at such meeting, present in person or represented by proxy, shall constitute a quorum of the stockholders for all purposes unless the representation of a larger number shall be required by law, and in that case the representation of the number so required shall constitute a quorum. At any such adjourned meeting, whenever held, at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 7. Regular meetings of the Board of Directors shall be held monthly unless otherwise determined by resolution of the Board.

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Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, or by the President if he be the chief executive officer. The Secretary shall also call such meetings on the written request of a majority of the directors.

No notice shall be required for regular meetings of the Board of Directors. The meeting for organization may be held on the day of and after the annual meeting of stockholders. At least two days' notice of a special meeting of the Board of Directors shall be given, but this notice may be waived in writing or by telegraph, either before or after the meeting. A meeting may be held without notice at any time when all the directors are present.

At all meetings of the Board of Directors a majority of the directors in office, or one-third of the entire Board, whichever is greater, shall constitute a quorum for the transaction of business. A less number than a quorum, however, may meet and adjourn to any day.

SECTION 8. The Board of Directors may, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed by the Board of Directors or shall fail to qualify, the person presiding at a meeting of stockholders may, and on the request of any stockholder entitled to vote thereat, shall make such appointment. In case any person appointed as inspector fails to appear or act, the vacancy may be filled by appointment made by the Board of Directors in advance of the meeting of stockholders or at the meeting by the person presiding at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. No person shall be elected a director at a meeting at which he has served as an inspector.

SECTION 9. Subject to the rights of holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board of Directors or a committee appointed by the Board of Directors or by any stockholder entitled to vote in the election of directors generally. However any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary not later than (i) with respect to an election to be held at an annual meeting of stockholders, 90 days in advance of such meeting, and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a director of the corporation if so elected. The Chairman of the meeting may refuse to acknowledge the nomination of

any person not made in compliance with the foregoing procedure. Nothing in this Section 9 shall be construed to require any such stockholder nomination to be included in any Proxy Statement issued on behalf of the Board of Directors or to require the Board to endorse any such nomination.

ARTICLE X.

RECORD DATE FOR DETERMINATION OF
RIGHTS OF STOCKHOLDERS.

SECTION 1. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining stockholders entitled to receive payment of any dividend or allotment of any right, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of stockholders. Such date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. When a determination of stockholders entitled to notice of or to vote at any meeting of stockholders has been so made, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE XI.

COMMITTEES.

SECTION 1. The Board of Directors, by resolution adopted by a majority of the entire Board, may appoint from among its members an Executive Committee and one or more other committees. Except as otherwise provided by law, the Executive Committee shall have and may exercise all the authority of the Board of Directors when the Board is not in session, and each such other committee of the Board shall have and may exercise the authority of the Board to the extent provided in the resolution of appointment.

The Board of Directors, by resolution adopted by a majority of the entire Board, may (a) fill any vacancy in any committee of the Board, (b) appoint one or more directors to serve as alternate members of any such committee, to act in the absence or disability of members of any such committee with all the powers of such absent or disabled members (c) abolish any such committee at its pleasure and (d) remove any director from membership on such committee at any time, with or without cause.

Actions taken at a meeting of any committee of the Board of Directors shall be reported to the Board at its next meeting following such committee meeting; except that, when the meeting of the Board is held within two days after the committee meeting, such report shall, if not made at the first meeting, be made to the Board at its second meeting following such committee meeting.

SECTION 2. The Board of Directors may appoint and prescribe the powers and duties of other committees, the members of which may but need not be directors and shall serve at the pleasure of the Board.

SECTION 3. One-third of the entire committee, or two members, whichever is greater, shall constitute a quorum for the transaction of business.

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SECTION 4. Each committee shall fix its own rules of procedure, shall meet where and as provided by such rules of procedure or by resolution of the Board of Directors, shall keep full records of its proceedings, and shall report from time to time to the Board as called upon by the Board.

ARTICLE XII.

VOTING UPON STOCKS OWNED BY THE CORPORATION.

SECTION 1. Unless otherwise ordered by the Board of Directors, the Chairman of the Board, the President, the Senior Executive Vice Presidents, the Executive Vice Presidents, the Senior Vice Presidents and the Vice Presidents, severally, shall each have full power and authority on behalf of the corporation to attend, act, and vote at any meeting of the stockholders of any corporation in which this corporation may hold stock, and to appoint one or more other persons as proxy or proxies to attend, act, and vote at any such meeting and such officer or such proxy or proxies shall possess and may exercise on behalf of this corporation any and all rights and powers incident to its ownership of such stock. The Board of Directors or the Executive Committee from time to time by resolution may confer like powers upon any other person or persons.

ARTICLE XIII.

STOCK.

SECTION 1. The shares of stock in this corporation may be represented by certificates or may be uncertificated shares. To the extent that certificates shall be issued for shares of stock in this corporation, such certificates shall be signed by the Chairman of the Board, the President, or a Vice President, and either the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. If the certificate is countersigned by a transfer agent or registrar, who is not an officer or employee of the corporation, any and all other signatures may be facsimiles.

SECTION 2. The shares of stock issued by this corporation shall be transferable only on the books of the corporation by the holder or owner thereof in person or by power of attorney, and if such shares are represented by a certificate, on surrender of the certificate therefor.

SECTION 3. The Treasurer shall make and certify a complete list of the stockholders entitled to vote at a meeting of stockholders or any adjournment thereof. Such list shall be arranged alphabetically within each class and series, with the addresses of, and the number of shares held by, each stockholder, shall be produced at the time and place of the meeting, and shall be subject to the inspection of any stockholder during the whole time of the meeting.

ARTICLE XIV.

FISCAL YEAR.

SECTION 1. The fiscal year of the corporation shall begin on January first of each year.

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ARTICLE XV.

SEAL.

SECTION 1. The seal of the corporation shall be circular in form, and shall have inscribed thereon the following words and figures: "PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED Incorporated 1985".

ARTICLE XVI.

AMENDMENTS.

SECTION 1. Subject to the provisions of the Certificate of Incorporation, these By-Laws may be altered, amended or repealed at any regular meeting of the stockholders (or at any special meeting thereof duly called for that purpose) by a majority vote of the shares represented and entitled to vote at such meeting. Subject to the laws of the State of New Jersey, the Certificate of Incorporation and these By-Laws, the Board of Directors may by majority vote of those present at any meeting at which a quorum is present amend these By-Laws or enact such other By-Laws as in their judgment may be advisable for the regulation of the conduct of the affairs of the corporation.

ARTICLE XVII.

ADVANCEMENT OF EXPENSES.

SECTION 1. Expenses incurred by any person made, or threatened to be made, a party to any pending, threatened or completed civil, criminal, administrative or arbitrative action, suit or proceeding and any appeal therein (and any inquiry or investigation which could lead to such action, suit or proceeding) by reason of the fact that he is or was a director, officer or employee of the corporation or serves or served any other enterprise as a director, officer or employee at the request of the corporation, shall be paid by the corporation in advance of the final disposition of the action, suit or proceeding promptly upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

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